Registration No. 333-230322
Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated September 11, 2019
Relating to statutory prospectus dated May 1, 2019

TIAA REAL ESTATE ACCOUNT
This free writing prospectus relates only to, and should be read together with, the statutory prospectus dated May 1, 2019 (the “Prospectus”) to the Registration Statement on Form S-1 (File No. 333-230322) relating to the public offering of the accumulation units of the TIAA Real Estate Account, which prospectus may be accessed through the following link:
http://www.sec.gov/Archives/edgar/data/946155/000162828019005368/tiaa2019pro.htm

A greener alternative for your portfolio

The TIAA Real Estate Account[1] gives you direct investment exposure to commercial real estate—something typical REIT investments don't offer.

Most importantly, it's an eco-friendly approach to investing. At TIAA, we're applying environmental, social, and governance practices to the TIAA Real Estate Account to help protect our investments and the planet. We pursue resource efficiencies and other green initiatives that can help provide attractive returns on investment and socially responsible outcomes.

Energy and resource conservation are vital to reducing commercial real estate costs, making our properties more attractive to tenants and getting the most out of performance. Energy cost reductions drop right to the bottom line, maximizing investment results while improving the planet.

Be a part of our mission to pursue better outcomes while improving our communities and the environment.

We manage the TIAA Real Estate Account to help reduce energy use, operating costs, carbon emissions and use of natural resources. Our climate change risk screening, energy audits, and other initiatives have helped reduce energy consumption by approximately 20% for our benchmarked properties since they were added to our portfolio—an average reduction of over 2% per year.

In 2018, our conservation measures avoided **$9 million in energy costs** and **8 million kilowatt hours** (kWh) — roughly equivalent to **removing**

12K cars

from the road for one year.[2]

BUILT TO PERFORM.
CREATED TO SERVE.

A greener alternative for your portfolio

The real impact of the TIAA Real Estate Account

TIAA is among the top five largest commercial real estate managers in the world.[3] Here's a look at two eco-friendly TIAA Real Estate Account properties where we have made significant, positive impacts:

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	Foundry Square II San Francisco, CA	Fourth & Madison Seattle, WA
Energy efficiency	▪ **95%** LED lighting ▪ **22%** reduction in energy use since 2015	▪ **>90%** LED lighting ▪ **15%** reduction in energy use since 2013
Green cleaning	▪ LEED-based green cleaning policy ▪ Microfiber cloths for chemical-free cleaning	▪ LEED-based green cleaning policy ▪ Microfiber cloths for chemical-free cleaning
Waste management	▪ Compost waste stream ▪ E-waste, lamp/bulb, and battery recycling programs	▪ Compost waste stream ▪ E-waste, lamp/bulb, and battery recycling programs
Purchasing policy	▪ Low-flow plumbing fixtures ▪ Low VOC paint and adhesives	▪ Low-flow plumbing fixtures ▪ Low VOC paint and adhesives
Awards and certifications	▪ 2018 ENERGY STAR certification score: **98** ▪ 2014 LEED Platinum EB rating ▪ Sustainable integrated pest management	▪ 2018 ENERGY STAR certification score: **92** ▪ 2015 LEED Platinum EB rating ▪ **95%** of tenants are Hines GREEN OFFICE certified
Tenant and community outreach		▪ Annual Earth Day events ▪ Publicly accessible rooftop patio greenspace ▪ Recycling initiatives to benefit social impact nonprofits

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A greener alternative for your portfolio

TIAA is committed to sustainability

Earned 12th consecutive EPA ENERGY STAR Partner of the Year Sustained Excellence Award

Earned an A+ rating in latest Principles for Responsible Investment sustainability benchmark results

Green Lease Leader for engaging tenants in energy efficiency and sustainability through the leasing process

Enhance your retirement portfolio to get to and through retirement

While you're working:
True diversification[4]

- Returns are generated by rental income and appreciation of property values and are largely unaffected by stock market volatility.[5]
- Rents often rise with other prices, which helps protect against inflation.
- Alternative to the "safety" of bonds.[6]
- No minimum investment is required, unlike most other real estate investments.

During retirement:
Access to income you can't outlive

- Income you can't outlive. Convert some or all of your savings into payments guaranteed to last a lifetime.[7]
- Control and flexibility. You can withdraw your money at any time, unlike other real estate investments. You can take a lump-sum withdrawal, systematic withdrawals or required minimum distributions.[8]
- A wide range of income options to choose from.

Learn more about how the TIAA Real Estate Account is making a positive impact—and you can be a part of it.

Call **800-842-2252** to talk with a TIAA financial consultant.

Visit **TIAA.org/REA** for more details about the TIAA Real Estate Account.

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A greener alternative for your portfolio

TIAA

[1] The TIAA Real Estate Account is a variable annuity product and an insurance separate account of TIAA.

[2] Energy data derived from the US EPA ENERGY STAR Portfolio Manager. Energy rates derived from US Energy Information Administration (EIA).

[3] ANREV/INREV/NCREIF Fund Manager Survey 2019. Survey illustrated rankings of 172 fund managers globally by AUM as of December 31, 2018.

[4] The TIAA Real Estate Account is truly diversified within the larger asset class of commercial real estate. An investment in REA, when combined with other appropriate investments in different asset classes, can help an investor achieve portfolio diversification. Diversification is a technique to help reduce risk. It is not guaranteed to protect against loss.

[5] For the 10-year period ended June 30, 2019, REA correlation to the S&P 500 Index and Barclay's Aggregate Bond Index was -0.32 and -0.12, respectively. Over this same period, correlation between the FTSE Nareit All Equity REIT Index and the S&P 500 Index was 0.73. You cannot invest directly in any index. Index returns do not reflect a deduction for fees and expenses.

[6] Direct real estate has delivered higher risk-adjusted returns than bonds since the account's inception in 1995. As of June 30, 2019, the REA since-inception Sharpe ratio (a measure of risk-adjusted return) was 1.1, while the Bloomberg Barclays U.S. Aggregate Bond index was 0.9 over the same period. The REA inception date is 10/2/1995. You cannot invest directly in any index. Index returns do not reflect a deduction for fees and expenses. **Past performance does not guarantee future results.**

[7] Any guarantees under annuities issued by TIAA are subject to TIAA's claims-paying ability. Payments from the variable accounts will rise or fall based on investment performance.

[8] Transfers out of the account to a TIAA or CREF account or into another investment option can be executed at any time, but are limited to once per calendar quarter, although some plans may allow systematic transfers that result in more than one transfer per calendar quarter, and certain other limited exceptions to this restriction apply.

This material is for informational or educational purposes only and does not constitute investment advice under ERISA. This material does not take into account any specific objectives or circumstances of any particular investor, or suggest any specific course of action. Investment decisions should be made based on the investor's own objectives and circumstances.

The real estate industry is subject to various risks including fluctuations in underlying property values, expenses and income, and potential environmental liabilities.

In general, the value of the TIAA Real Estate Account will fluctuate based on the underlying value of the direct real estate or real estate-related securities in which it invests. The risks associated with investing in the Real Estate Account include the risks associated with real estate ownership including, among other things, fluctuations in underlying property values, higher expenses or lower income than expected, risks associated with borrowing and potential environmental problems and liability, as well as risks associated with participant flows and conflicts of interest. For a more complete discussion of these and other risks, please consult the prospectus.

You should consider the investment objectives, risks, charges, and expenses carefully before investing. Please call 877-518-9161 or log in to TIAA.org for current product and fund prospectuses that contain this and other information. Please read the TIAA Real Estate Account prospectus carefully before investing.

Investment, insurance and annuity products are not FDIC insured, are not bank guaranteed, are not deposits, are not insured by any federal government agency, are not a condition to any banking service or activity, and may lose value.

TIAA-CREF Individual & Institutional Services, LLC, Member FINRA, distributes securities products. Annuity contracts and certificates are issued by Teachers Insurance and Annuity Association of America (TIAA) and College Retirement Equities Fund (CREF), New York, NY. Each is solely responsible for its own financial condition and contractual obligations.

©2019 Teachers Insurance and Annuity Association of America-College Retirement Equities Fund, 730 Third Avenue, New York, NY 10017

BUILT TO PERFORM.
CREATED TO SERVE.

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A40591 (08/19)

We have filed a registration statement and the Prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus (including the risk factors described therein) in that registration statement and other documents the TIAA Real Estate Account has filed with the SEC for more complete information about the TIAA Real Estate Account and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we will arrange to send you the Prospectus if you contact the TIAA Real Estate Account at 877-518-9161.